200 Crescent Court, Suite 1600 | Dallas, TX 75201 | T 214.964.9416 | F 214.964.9501 Holland & Knight LLP | www.hklaw.com
Tanya L. Goins (214) 964-9416 tanya.goins@hklaw.com

May 3, 2018

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On February 23, 2018, Starboard Investment Trust (the "Trust" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement") with respect to the Matisse Discounted Bond CEF Fund (the "Fund"). On April 9, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Holland & Knight LLP to make on behalf of the Registrant.
Comment 1. Please add the ticker symbols applicable to the Fund to EDGAR.
Response. The Registrant will add the ticker symbols when it files the definitive Registration Statement for this Fund.
Prospectus:
Summary
Comment 2. Please include the parenthetical required by Form N-1A to the to the heading for "Annual Fund Operating Expenses" in the fee table.
Response. The Registrant has added the disclosure requested.
Comment 3. In the second sentence in the introduction to the expense example, please include "or you hold" after "then redeem".
Response. The Registrant has added the disclosure requested.

Securities and Exchange Commission
May 3, 2018

Comment 4. Please add any criteria used by the closed-end funds in which the Fund invests regarding maturity or duration with respect to the bonds in which those closed-end funds invest.
Response. The Registrant has revised the disclosure as shown in response to Comment 5 below.
Comment 5. Please disclose that the Fund may invest in below investment grade securities without limitation or state the maximum that the Fund may invest in below investment grade securities. Please also state the lowest rated security in which the Fund will invest and if the Fund will invest in bonds in default.
Response. The adviser has confirmed to the Registrant that the Fund will invest in Portfolio Funds that invest in below investment grade bonds without limitation but the Fund will not invest in bonds in default as a principal strategy. The Registrant has revised the disclosure in the third paragraph of the strategy as follows:
Each Portfolio Fund will hold primarily bonds. The bonds held by the Portfolio Funds may be below investment grade (also known as "junk" bonds) but will be rated B or higher by Standard & Poor's Rating Services or the equivalent by Moody's Investor Service, Inc., or Fitch, Inc. and may be of any maturity or duration. There is no limit to the amount of the Fund's assets that may be invested in below investment grade bonds through its investments in Portfolio Funds, but the Advisor generally expects a majority of the Fund's assets to be invested in investment grade bonds (rated BBB or higher by Standard & Poor's Rating Services or the equivalent by Moody's Investor Service, Inc., or Fitch, Inc.) through its investments in Portfolio Funds.
Comment 6. Please explain what is meant by fixed income securities in the third paragraph of the strategy given that bonds are already noted as an investment.
Response. The Registrant has deleted the reference to fixed income securities in the third paragraph as bonds are the only fixed income security in which the Fund will invest as a principal strategy.
Comment 7. Please reconcile the disclosure regarding convertible securities to clarify whether the Fund is treating them as equity, fixed income, or hybrid securities as they are described as all three in various places in the strategy and risks.
Response. The Registrant has revised the disclosure to reconcile the description of convertible securities by removing them from the fixed income risk and not describing them as equity securities in the strategy.
Comment 8. Please supplementally disclose whether the Fund will invest in contingent convertible securities (Cocos), and, if so, how much.
Response. The adviser has confirmed to the Registrant that the Fund will not invest in Cocos as a principal strategy.
Comment 9. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter. The Fund's investments in derivatives will be a principal strategy in the aggregate, but no one type of derivative will be principal by itself.

Securities and Exchange Commission
May 3, 2018

Comment 10. In "Fixed-Income Securities Risk", please revise the risk to not include strategy disclosure and provide more general fixed income risks rather than focusing on risk of below investment grade securities.
Response. The Registrant has replaced the risk as follows:
Fixed Income Securities Risk. When the Portfolio Funds invest in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.
Comment 11. Consider expanding "Limited History of Operations Risk" to more clearly identify the risks involved with investing in a new fund.
Response. The Registrant has revised the risk as follows:
Limited History of Operations Risk. The Fund is newly-formed and has a limited history of operations for investors to evaluate. Investors bear the risk that the Fund may not grow to or maintain economically viable size, not be successful in implementing its investment strategy, and may not employ a successful investment strategy, any of which could result in the Fund being liquidated at any time without shareholder approval and/or at a time that may not be favorable for certain shareholders. Such a liquidation could have negative tax consequences for shareholders.
Comment 12. In the third sentence of "Money Market Mutual Fund Risk", it says that these funds seek to preserve the value of the Fund's investment at $1.00 per share, but, unless the Fund is investing in floating NAV funds, this statement may not be accurate. Please consider revising the disclosure accordingly.
Response. The Registrant believes the disclosure is accurate as written with respect to the Fund's money market investments, so it has not revised the disclosure.

Securities and Exchange Commission
May 3, 2018

Comment 13. In "Purchase and Sale of Fund Shares", please clarify that investors may redeem on any business day.
Response. The Registrant has revised the disclosure as requested.
Additional Information About the Fund's Principal Investment Objective, Strategies and Risks
Comment 14. Please reconcile the objective stated in this section with objective stated in the summary.
Response. The Registrant has revised the objective stated in this section to be consistent with the one stated in the summary.
Comment 15. If the Fund will include derivatives in its 80% test required by Rule 35d-1, please confirm that the Fund will use the marked to market price or fair value and not the notional value of the derivatives.
Response. The Registrant will not include derivatives in its 80% test for the Fund.
Comment 16. Please add disclosure to "Portfolio Turnover Risk" to explain the impact of increased expenses on the Fund's performance.
Response. The Registrant has revised the disclosure as requested.
Investing in the Fund
Comment 17. In the first sentence of "Purchase and Redemption Price – Determining the Fund's Net Asset Value", please revise the disclosure to say when an order is received by the Fund or a designated agent.
Response. The Registrant has revised the disclosure as requested.
Comment 18. In "Redeeming Shares", the discussion of when redemption requests are met appears to apply to all redemption, not just redemptions by mail. Please consider moving this disclosure. Please also add to the disclosure the number of days the Fund expects to take to pay redemptions for each method of payment of redemptions. Please also add in-kind redemptions to the methods that the fund typically expects to use to meet redemption requests.
Response. The Registrant has moved the disclosure to the beginning of the Redeeming Shares section to clarify that it applies to all redemptions. The number of days that the Fund expects it will take for the Fund to pay out redemptions does not differ by method of payment (e.g., check, wire, automated clearing house). The Registrant has added in kind redemptions to the disclosure as requested.

Securities and Exchange Commission
May 3, 2018

Comment 19. In "Redemptions in Kind", please add disclosure regarding the method of payments in kind (pro rata, representative securities, etc.). Please also add disclosure regarding taxable capital gains when converting the securities to cash.
Response. The Registrant has revised the disclosure as follows:
The securities will be chosen by the Fund, may be either a pro rata payment of each of the securities held by the Fund or a representative sample of securities, and will ~~Securities delivered in payment of redemptions would~~ be valued at the same value assigned to them in computing the Fund's NAV per share. Shareholders receiving them bear the market risks associated with the securities until they have been converted into cash as well as taxable capital gains when the securities are converted to cash, and may incur brokerage costs when these securities are sold.
SAI:
Comment 20. In "Fundamental Investment Limitations", please add to the policy on concentration that the Fund will consider the investments of underlying investment companies when determining compliance with its own policy on concentration.
Response. The Registrant believes that this disclosure is already found in the third paragraph following the Fundamental Investment Limitations.
Comment 21. Please add a non-fundamental policy limiting illiquid investments to 15% of the Fund's assets.
Response. The Registrant has added the policy requested.
Comment 22. In "Management and Other Service Providers", please revise the principal occupation for Matthew Beck for the last 5 years in the trustee and officer table to include 5 years.
Response. The information provided for Matthew Beck is his principal occupation for the last 5 years as he was a student prior to 2014 when he joined Nottingham as General Counsel. He has also been removed from the table as he will no longer be serving as secretary of the Trust.
Comment 23. Please confirm whether any other advisers or funds hold themselves out to investors as related companies to the Fund for purposes of investment and investor services.
Response. The Registrant confirms that no other advisers or funds hold themselves out to investors as related companies to the Fund for purposes of investment and investor services besides the one other series of the Trust advised by the Advisor.
Comment 24. In "Management and Other Service Providers – Codes of Ethics", please clarify whether the codes of ethics permit personnel to invest in securities held by the Fund.
Response. The Registrant has revised the disclosure to clarify that the codes of ethics do permit Trust and Advisor personnel to invest in securities held by the Fund.

Securities and Exchange Commission
May 3, 2018

Part C:
Comment 25. Item 28(c) references "Exhibit 23(a) hereto". Please explain this reference or revise the disclosure.
Response. The Registrant has removed the hold over disclosure as requested.
Comment 26. Please file a legal opinion that incudes this Fund.
Response. The Registrant will file a new legal opinion that includes the Fund when it files the 485(B) related to the Fund.
Comment 27. In Item 32, please add the Fund to the list of funds referenced.
Response. The Registrant will update the list of funds in Item 32 when it files the 485(B) related to the Fund.

* * *

If you have any questions or comments, please contact the undersigned at 214.964.9416.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins